SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Cornerstone Therapeutics Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
21924P103
(CUSIP Number)
David B. Clement
Smith, Anderson, Blount, Dorsett, Mitchell, & Jernigan, LLP
2500 Wachovia Capitol Center
Post Office Box 2611
Raleigh, North Carolina 27602-2611
(919) 821-6754
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 6, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	21924P103	Schedule 13D/A	Page	2	of	10

1.	NAMES OF REPORTING PERSONS Steven M. Lutz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ Joint Filing

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO (See Item 5)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7.	SOLE VOTING POWER:

NUMBER OF		0 (See Item 5)

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		805,317 (See Item 5)

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 (See Item 5)

WITH	10.	SHARED DISPOSITIVE POWER:

805,317 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

805,317 (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.4%(1)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Calculated based on Mr. Lutz’s 127,969 shares of the Issuer’s common stock underlying options exercisable within 60 days plus 12,499,102 shares of the Issuer’s common stock outstanding as of May 1, 2009.

CUSIP No.	21924P103	Schedule 13D/A	Page	3	of	10

1.	NAMES OF REPORTING PERSONS Lutz Family Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ Joint Filing

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO (See Item 5)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Nevada

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		677,348 (See Item 5)

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

677,348 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

677,348 (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.4%(2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(2) Calculated based on 12,499,102 shares of the Issuer’s common stock outstanding as of May 1, 2009.

CUSIP NO. 21924P103	Schedule 13D/A	Page 4 of 10
Schedule 13D/A
This Amendment No. 1 (this “Amendment”) amends and restates the Report on Schedule 13D, originally filed on November 10, 2008 (as amended, the “Schedule 13D/A”).
Item 1. Security and Issuer.
This statement on Schedule 13D/A relates to the common stock, par value $0.001 per share, of Cornerstone Therapeutics Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1255 Crescent Green Drive, Suite 250, Cary, NC 27518.
Item 2. Identity and Background.
This Schedule 13D/A is being filed jointly pursuant to Rule 13d-1(k)(1) on behalf of Steven M. Lutz, a citizen of the United States, and the Lutz Family Limited Partnership, a Nevada limited partnership that holds shares of the Issuer (the “Partnership”). Mr. Lutz is (i) the Executive Vice President of Manufacturing and Trade of the Issuer, and (ii) the general partner of the Partnership. Mr. Lutz and the Partnership are collectively referred to herein as the “Reporting Persons”.
The business address of Mr. Lutz is c/o Cornerstone Therapeutics Inc., 1255 Crescent Green Drive, Suite 250, Cary, NC 27518. The business address of the Partnership is 123 Trellingwood Drive, Morrisville, North Carolina, 27560.
The Reporting Persons have not, during the five years prior to the date of this Schedule 13D/A, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Persons were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
This Schedule 13D/A is being filed to report that the Reporting Persons have entered into agreements with respect to the transactions described below, which, among other things, constitute a plan that will result in a change in control of the Issuer, and that voting control of shares of the Issuer’s common stock beneficially owned by the Reporting Persons has become shared with Chiesi Farmaceutici SpA (“Chiesi”), as described below.
On May 6, 2009, the Issuer and Chiesi entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”), pursuant to which the Issuer agreed, subject to the terms and conditions set forth in the Stock Purchase Agreement, to issue and sell 11,902,741 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”), to Chiesi (the “Issuer Stock Sale”). The Stock Purchase Agreement provides that, in exchange for the shares to be issued to Chiesi, Chiesi will (i) grant the Issuer an exclusive ten-year license to distribute and market Chiesi’s Curosurf® product in the United States and (ii) pay the Issuer $15,465,075 in cash. The Stock Purchase Agreement also contemplates that the Issuer’s certificate of incorporation and bylaws will be amended to incorporate certain corporate governance provisions consistent with the terms of the Governance Agreement described below.
Concurrently with the execution and delivery of the Stock Purchase Agreement, Chiesi and two stockholders of the Issuer, including the Partnership, entered into a separate stock purchase agreement (the “Stockholders Stock Purchase Agreement”), pursuant to which the two stockholders agreed, among other things, to sell to Chiesi 1.6 million shares of Common Stock owned by such stockholders (the “Initial Stock Sale”). Following the closing of the Initial Stock Sale and the closing of the Issuer Stock Sale, Chiesi will own approximately 51% of the outstanding Common Stock on a Fully Diluted Basis (as defined in the Stock Purchase Agreement).
In connection with and concurrently with the execution and delivery of the Stock Purchase Agreement, the Issuer, Chiesi and, solely with respect to certain sections identified therein, certain stockholders of the Issuer, including Mr. Lutz and the Partnership, entered into a Governance Agreement (the “Governance Agreement”), which sets forth certain rights and obligations of the Issuer, Chiesi and such stockholders concerning, among other things, certain corporate governance matters, the voting of Chiesi’s shares of Common Stock, certain limitations on future acquisitions and dispositions of shares of Common Stock by Chiesi and certain rights of first offer to distribute and market the other party’s products. The Governance Agreement will become effective upon the closing of the Issuer Stock Sale.
On the date the Governance Agreement becomes effective, the Issuer’s board of directors will be reconstituted to consist of its chief executive officer, three independent directors under the NASDAQ Marketplace Rules and four persons designated by Chiesi. The number of persons Chiesi is entitled to designate for consideration for election to the Issuer’s board of directors to the Issuer’s nominating committee will thereafter depend on the percentage of beneficial ownership of the Issuer held by Chiesi and its affiliates on a Fully Diluted Basis (as defined in the Governance Agreement), with a maximum of four persons so designated at any time. The Issuer’s nominating committee will nominate the Issuer’s chief executive officer and three independent directors.

CUSIP NO. 21924P103	Schedule 13D/A	Page 5 of 10
The Governance Agreement also provides that during the period beginning on the date of closing of the Issuer Stock Sale and ending 24 months thereafter (the “Blackout Period”), Chiesi will not directly or indirectly acquire or offer to acquire any shares of Common Stock except (i) with the approval of the Issuer’s board and a majority of its independent directors, (ii) effected solely to the extent necessary to maintain the beneficial ownership of Chiesi and its affiliates at an amount equal to 51% of the shares of Common Stock on a Fully Diluted Basis (as defined in the Governance Agreement), (iii) pursuant to open market purchases in the same number of shares as certain stockholders of the Issuer transfer during the same period (iv) in order to effect the acquisition of all of the outstanding capital stock of the Issuer by Chiesi and/or any of its affiliates, in accordance with the provisions of the Governance Agreement, and (v) pursuant to a mandatory tender offer by Chiesi that Chiesi will be required to make if Chiesi and its affiliates beneficially own 85% or more of the Issuer’s capital stock on a Fully Diluted Basis (as defined in the Governance Agreement). Also, during the Blackout Period, Chiesi will be prohibited from selling or otherwise transferring any shares of Issuer’s stock except pursuant to a bona fide acquisition of the Issuer by a third party through a merger, consolidation, stock exchange or tender offer that was not solicited by Chiesi or its affiliates and that was approved by the Issuer’s board and a majority of its independent directors. The Governance Agreement further imposes certain “standstill” obligations on Chiesi during the Blackout Period, pursuant to which Chiesi and certain related persons are prohibited from soliciting proxies from the Issuer’s stockholders, participating in a “group” of persons that would be required to file a statement with the Securities and Exchange Commission (the “SEC”) if the group beneficially owned 5% or more of any class of the Issuer’s voting stock, granting proxies or entering into voting agreements and seeking additional representation on the Issuer’s board. The Governance Agreement also provides that (i) the Issuer has a right of first offer with respect to the distribution and marketing in the United States of any pharmaceutical products owned or controlled by Chiesi or any of its affiliates that Chiesi makes available for distribution in the United States and (ii) Chiesi has a right of first offer with respect to the distribution and marketing outside the United States of any pharmaceutical products owned or controlled by the Issuer that the Issuer makes available for the distribution in any territory outside the United States.
The Governance Agreement, including each party’s right of first offer on the other party’s products, will terminate (i) if the Stock Purchase Agreement is terminated prior to closing of the Issuer Stock Sale; (ii) on the second anniversary of the effective date of the Governance Agreement; or (iii) at the earliest of (A) such time as Chiesi and its affiliates beneficially own Common Stock constituting 100% of all of the outstanding Common Stock on a Fully Diluted Basis (as defined in the Governance Agreement), (B) such time as Chiesi and its affiliates beneficially own Common Stock constituting less than 10% of all of the Common Stock on a Fully Diluted Basis (as defined in the Governance Agreement) or (C) the effective time of a Change in Control (as defined in the Governance Agreement) of the Issuer. In addition, the Governance Agreement will terminate with respect to any stockholder party thereto at such time as the stockholder is no longer employed by the Issuer.
In connection with and concurrently with the execution and delivery of the Stock Purchase Agreement, the Issuer, Chiesi and certain stockholders of the Issuer, including Mr. Lutz and the Partnership, entered into a Stockholders Agreement (the “Stockholders Agreement”) pursuant to which the stockholders agreed not to sell or otherwise transfer a number of shares equal to approximately 80% of the shares of Common Stock held by them as of May 6, 2009 (the “Covered Shares”), subject to certain exceptions described in the Stockholders Agreement. In addition, the stockholders agreed they would not, directly or indirectly, acquire or offer to acquire any shares of Common Stock, subject to certain exceptions described in the Stockholders Agreement. The Stockholders Agreement also provides that beginning on the date on which the restrictions on transfers by the stockholders of the Covered Shares lapse and for a 30 day period thereafter, Chiesi will have the option, exercisable in whole but not in part on a single occasion, to acquire all the stockholders’ Covered Shares, at a price per share of $12.00 (subject to adjustment for any stock split, stock dividend, reverse stock split or similar adjustment). Each stockholder also agreed, subject to certain conditions, that at any meeting of the stockholders of the Issuer called to consider a transaction in which Chiesi or its affiliate will acquire all the outstanding capital stock of the Issuer, the stockholder will vote all shares of Common Stock owned by such stockholder at the applicable record date set for such meeting in the same proportions that the shares of Common Stock owned by the other stockholders of the Issuer (other than Chiesi and its affiliates) are voted on such matter. The Stockholders Agreement will become effective upon the closing of the Issuer Stock Sale.
In connection with and concurrently with the execution and delivery of the Stock Purchase Agreement, the Issuer and Chiesi entered into a Registration Rights Agreement (the “Chiesi Registration Rights Agreement”), pursuant to which the Issuer agreed to provide registration rights to Chiesi with respect to the shares of Common Stock to be acquired in the Issuer Stock Sale. Under such agreement, following the Blackout Period, Chiesi will be entitled to require the Issuer to file with the SEC certain registration statements under the Securities Act of 1933, as amended, (each a “Demand Registration”) with respect to the resale of the shares of Common Stock acquired pursuant to the Initial Stock Purchase Agreement and the Stock Purchase Agreement up to four times, and to include its shares of Common Stock in any registration the Issuer proposes for its own account or for the account of one or more of its stockholders.
In connection with and concurrently with the execution and delivery of the Stock Purchase Agreement, the Issuer and the stockholders of the Issuer who entered into the Stockholders Agreement also entered into a Registration Rights Agreement (the “Stockholders Registration Rights Agreement”) substantially similar to the Chiesi Registration Rights Agreement. Under such agreement, such

CUSIP NO. 21924P103	Schedule 13D/A	Page 6 of 10
stockholders will be entitled to two Demand Registrations during the Blackout Period and three Demand Registrations thereafter. The stockholders will also have the right to include their shares of Common Stock in any registration the Issuer proposes for its own account or for the account of one or more of its stockholders.
In connection with and concurrently with the execution and delivery of the Stock Purchase Agreement, the Issuer and Chiesi entered into a Voting Agreement (the “Chiesi Voting Agreement”), pursuant to which Chiesi agreed to vote all of its shares of Common Stock in favor of the approval and adoption of the proposed amendment to the Issuer’s certificate of incorporation.
In connection with and concurrently with the execution and delivery of the Stock Purchase Agreement, the Issuer also, on May 6, 2009, entered into a voting agreement with Chiesi and certain stockholders of the Issuer named therein, including Mr. Lutz and the Partnership (the “Stockholders Voting Agreement”), solely with respect to Section 2(b) thereof, which provides that the Issuer shall not, and is unconditionally instructed not to, permit on its books and records transfers by, issue new certificates to or record any vote of such stockholders, unless such stockholder has complied with the terms of the Stockholders Voting Agreement. Pursuant to the Stockholders Voting Agreement, the stockholders named therein have granted to Chiesi irrevocable proxies over the shares of Common Stock owned by them and agreed to vote the shares of Common Stock owned by them in favor of the Issuer Stock Sale and approval and adoption of the proposed amendment to the Issuer’s certificate of incorporation, subject to the terms and conditions of the Stockholders Voting Agreement.
The descriptions of the Stock Purchase Agreement, the Stockholders Stock Purchase Agreement, the Governance Agreement, the Stockholders Agreement, the Chiesi Registration Rights Agreement, the Stockholders Registration Rights Agreement, the Chiesi Voting Agreement, and the Stockholders Voting Agreement (collectively, the “Transaction Documents”) do not purport to be complete and are qualified in their entirety by the following, which are incorporated herein by reference: (i) the Stock Purchase Agreement, which is referenced herein as Exhibit 10.01, (ii) the Stockholders Stock Purchase Agreement, which is referenced herein as Exhibit 10.02, (iii) the Governance Agreement, which is referenced herein as Exhibit 10.03, (iv) the Stockholders Agreement, which is referenced herein as Exhibit 10.04, (v) the Chiesi Registration Rights Agreement, which is referenced herein as Exhibit 10.05, (vi) the Stockholders Registration Rights Agreement, which is referenced herein as Exhibit 10.06, (vii) the Chiesi Voting Agreement, which is referenced herein as Exhibit 10.07, and (viii) the Stockholders Voting Agreement, which is referenced herein as Exhibit 10.08.
Item 4. Purpose of Transaction.
The Reporting Persons acquired the shares of common stock of the Issuer for investment purposes. Subject to, among other things, the Issuer’s business prospects, prevailing prices, market conditions, and the terms and conditions of the Transaction Documents, the Reporting Persons may dispose of or purchase additional shares of common stock and/or other securities of the Issuer from time to time in the open market, in privately negotiated transactions, or otherwise.
Except as may be set forth in this Schedule 13D/A, the Reporting Persons have no plans or proposals which would relate or result in any of the matters set forth below:
(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP NO. 21924P103	Schedule 13D/A	Page 7 of 10
(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a) and (b). As of the date of this Schedule 13D/A:
(i) The Partnership has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 677,348 shares of common stock of the Issuer, which represents approximately 5.4% of the Issuer’s outstanding common stock;
(ii) Steven M. Lutz may be deemed to have shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 127,969 shares of common stock of the Issuer underlying options exercisable within 60 days, which represents approximately 1.0% of the Issuer’s outstanding common stock. Mr. Lutz is the general partner of the Partnership, and consequently may be deemed to be the beneficial owner of any shares beneficially owned by the Partnership. Mr. Lutz disclaims beneficial ownership of the shares held by the Partnership, except to the extent of his pecuniary interest therein.
(c) On May 6, 2009, the transactions described in Item 3 above occurred.
(d) and (e). Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.

Exhibit 10.01	Stock Purchase Agreement, dated as of May 6, 2009, by and between Chiesi Farmaceutici SpA and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.02	Stock Purchase Agreement, dated as of May 6, 2009, by and among Chiesi Farmaceutici SpA, Cornerstone BioPharma Holdings, Ltd. and Lutz Family Limited Partnership.

Exhibit 10.03	Governance Agreement, dated as of May 6, 2009, by and among the Issuer, Chiesi Farmaceutici SpA, and solely with respect to the sections identified therein, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.04	Stockholders Agreement, dated as of May 6, 2009, by and among the Issuer, Chiesi Farmaceutici SpA, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.05	Registration Rights Agreement, dated as of May 6, 2009, by and between the Issuer and Chiesi Farmaceutici SpA (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.06	Registration Rights Agreement, dated as of May 6, 2009, by and among the Issuer, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

CUSIP NO. 21924P103	Schedule 13D/A	Page 8 of 10

Exhibit 10.07	Voting Agreement, dated as of May 6, 2009, by and between the Issuer and Chiesi Farmaceutici SpA (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.08	Voting Agreement, dated as of May 6, 2009, by and among Chiesi Farmaceutici SpA, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd., Lutz Family Limited Partnership, Brian Dickson, M.D., Joshua Franklin, David Price, Alan Roberts and, solely with respect to Section 2(b) thereof, the Issuer (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.09	Joint Filing Agreement, dated as of May 18, 2009, between Steven M. Lutz and the Lutz Family Limited Partnership.

CUSIP NO. 21924P103	Schedule 13D/A	Page 9 of 10
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LUTZ FAMILY LIMITED PARTNERSHIP
Dated: May 18, 2009	/s/ Steven M. Lutz
	Name:	Steven M. Lutz
	Title:	General Partner

/s/ Steven M. Lutz
Steven M. Lutz

CUSIP NO. 21924P103	Schedule 13D/A	Page 10 of 10
EXHIBIT INDEX

Exhibit Number	Description

Exhibit 10.01	Stock Purchase Agreement, dated as of May 6, 2009, by and between Chiesi Farmaceutici SpA and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.02	Stock Purchase Agreement, dated as of May 6, 2009, by and among Chiesi Farmaceutici SpA, Cornerstone BioPharma Holdings, Ltd. and Lutz Family Limited Partnership.

Exhibit 10.03	Governance Agreement, dated as of May 6, 2009, by and among the Issuer, Chiesi Farmaceutici SpA, and solely with respect to the sections identified therein, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.04	Stockholders Agreement, dated as of May 6, 2009, by and among the Issuer, Chiesi Farmaceutici SpA, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.05	Registration Rights Agreement, dated as of May 6, 2009, by and between the Issuer and Chiesi Farmaceutici SpA (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.06	Registration Rights Agreement, dated as of May 6, 2009, by and among the Issuer, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.07	Voting Agreement, dated as of May 6, 2009, by and between the Issuer and Chiesi Farmaceutici SpA (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.08	Voting Agreement, dated as of May 6, 2009, by and among Chiesi, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd., Lutz Family Limited Partnership, Brian Dickson, M.D., Joshua Franklin, David Price, Alan Roberts and, solely with respect to Section 2(b) thereof, the Issuer (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.09	Joint Filing Agreement, dated as of May 18, 2009, between Steven M. Lutz and the Lutz Family Limited Partnership.